Exhibit 99.1

ElectraMeccanica Increases Retail Footprint into Three New Cities and Expands “Drive SOLO” Marketing and Ad Campaign

•Expands Retail Presence for the Single-Occupant SOLO EV by Three New Locations in Q1, Bringing the Total Retail Locations to 13 Across Three Western States (AZ, CA, & OR)

•“SOLO Drive Tour” Invitation-Only Test Drive Events to Hit Five Cities

•Company Extends robust Out of Home (OOH) Marketing Campaign and Ad Presence Aimed at Educating Consumers About a New Way to Drive Electric

VANCOUVER, British Columbia, Jan. 15, 2021 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles including its flagship SOLO EV, is expanding its retail network to three new West Coast locations. Slated to open in March, the new direct-to-consumer retail locations will be located at The Village at Corte Madera, CA, Los Cerritos Center in Orange County, CA and La Encantada in Tucson, AZ, offering shoppers the ability to learn more, explore the vehicle and place reservations onsite. These additions bring ElectraMeccanica’s retail location count to a total of 13 in 10 major markets.

“As we gear up for the first SOLO EVs to hit the road, we will be accelerating our successful, direct-to-consumer ‘Drive SOLO’ retail plan to further engage and inform potential customers,” said ElectraMeccanica CEO Paul Rivera. “We are continuing to enter new markets strategically where interest in and demand for electric vehicles are greatest. Our new and existing retail locations will provide a unique opportunity for potential customers to learn more about driving SOLO.

“Our ‘SOLO Drive Tour' is currently planned for five cities including Scottsdale, AZ, Cerritos, Walnut Creek, and Corte Madera, CA as well as Portland, OR, in February and March. We look forward to bringing our vehicles to select early reservation holders in these exclusive, invitation-only test drive experiences providing one of the first opportunities to look, see and ‘Drive SOLO.’ We are mindfully planning our demonstrations in accordance with all local COVID-19 protocols to ensure a safe event for all who attend.”

ElectraMeccanica is ramping up its current “Drive SOLO” marketing campaign aimed at educating consumers on a new way to drive efficiently. The campaign, which involves an aggressive rollout in key eco-conscious cities where the SOLO EV has an existing retail presence, will feature almost 300 billboard and digital mall displays along with social content across the company’s Facebook, LinkedIn, Twitter and Instagram pages. The new creative design, conceptualized internally by ElectraMeccanica with the media buy handled by Accretive Ads, is being extended further into Q1 after demonstrably positive initial results. The campaign illustrates everyday scenarios for driving solo with playful but relevant tag-lines such as “Need HOV Access? Meet Your Plus One” or “Need a Getaway? Meet your #TravelBFF.”

“The ‘Drive SOLO’ campaign truly challenges consumers to rethink their daily driving habits,” added Rivera. “Most vehicle trips are done solo, whether it's to the grocery store, the gym or on a daily commute. A single-occupancy vehicle like the SOLO makes sense from a standpoint of energy efficiency and space-savings and is the ideal solution for today’s urban transportation challenges. We’re expecting even greater demand as we continue to grow awareness in additional markets.”

ElectraMeccanica currently operates 10 retail locations in the western U.S. region.

The SOLO is a purpose-built, three-wheeled, all-electric solution for the urban environment. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO features front and rear crumple zones, side impact protection, roll bar, torque-limiting control, as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders at https://electrameccanica.com/product/solo-reservation/.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Company Contact
Ms. Bal Bhullar, CPA, CGA, CRM
Chief Financial Officer & Director
(604) 428-7656
Bal@electrameccanica.com

Public Relations Contact
Sean Mahoney
ElectraMeccanica
(310) 867-0670
sean@ElectraMeccanica.com

Amy Pandya
R&CPMK for ElectraMeccanica
(310) 967-3418
amy.pandya@rogersandcowanpmk.com

Investor Relations Contact
Gateway Investor Relations
Matt Glover and Tom Colton
(949) 574-3860
SOLO@gatewayir.com

Source: ElectraMeccanica Vehicles Corp.

Released January 15, 2021